Exhibit 99.1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member

Summit Materials, LLC:

We have audited the accompanying consolidated balance sheets of Summit Materials, LLC and subsidiaries as of January 2, 2016 and December 27, 2014, and the related consolidated statements of operations, comprehensive loss, cash flows and changes in redeemable noncontrolling interest and members’ interest for each of the fiscal years in the three-year period ended January 2, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Materials, LLC and subsidiaries as of January 2, 2016 and December 27, 2014, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 2, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado

February 18, 2016

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

January 2, 2016 and December 27, 2014

(In thousands)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$185,388	$13,215
Accounts receivable, net	145,544	141,302
Costs and estimated earnings in excess of billings	5,690	10,174
Inventories	130,082	111,553
Other current assets	4,807	16,005

Total current assets	471,511	292,249

Property, plant and equipment, net	1,269,006	950,601
Goodwill	596,397	419,270
Intangible assets, net	15,005	17,647
Other assets	43,243	32,886

Total assets	$2,395,162	$1,712,653

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$5,275
Current portion of acquisition-related liabilities	18,084	18,402
Accounts payable	81,397	78,854
Accrued expenses	92,942	101,496
Billings in excess of costs and estimated earnings	13,081	8,958

Total current liabilities	212,004	212,985

Long-term debt	1,273,652	1,043,685
Acquisition-related liabilities	31,028	42,736
Other noncurrent liabilities	100,186	92,524

Total liabilities	1,616,870	1,391,930

Commitments and contingencies (see note 13)

Redeemable noncontrolling interest	—	33,740

Member’s equity	1,050,882	518,647
Accumulated deficit	(245,486)	(217,416)
Accumulated other comprehensive loss	(28,466)	(15,546)

Member’s interest	776,930	285,685
Noncontrolling interest	1,362	1,298

Total member’s interest	778,292	286,983

Total liabilities, redeemable noncontrolling interest and member’s interest	$2,395,162	$1,712,653

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended January 2, 2016, December 27, 2014 and December 28, 2013

(In thousands)

	2015	2014	2013
Revenue:
Product	$1,043,843	$806,280	$573,684
Service	246,123	264,325	250,680

Net revenue	1,289,966	1,070,605	824,364
Delivery and subcontract revenue	142,331	133,626	91,837

Total revenue	1,432,297	1,204,231	916,201

Cost of revenue (excluding items shown separately below):
Product	676,457	566,986	410,286
Service	171,857	186,548	174,929

Net cost of revenue	848,314	753,534	585,215
Delivery and subcontract cost	142,331	133,626	91,837

Total cost of revenue	990,645	887,160	677,052

General and administrative expenses	177,769	150,732	142,000
Goodwill impairment	—	—	68,202
Depreciation, depletion, amortization and accretion	119,723	87,826	72,934
Transaction costs	9,519	8,554	3,990

Operating income (loss)	134,641	69,959	(47,977)
Other income, net	(2,425)	(3,447)	(1,737)
Loss on debt financings	71,631	—	3,115
Interest expense	83,757	86,742	56,443

Loss from continuing operations before taxes	(18,322)	(13,336)	(105,798)
Income tax benefit	(18,263)	(6,983)	(2,647)

Loss from continuing operations	(59)	(6,353)	(103,151)
(Income) loss from discontinued operations	(2,415)	(71)	528

Net income (loss)	2,356	(6,282)	(103,679)
Net (loss) income attributable to noncontrolling interest	(1,826)	2,495	3,112

Net income (loss) attributable to member of Summit Materials, LLC	$4,182	$(8,777)	$(106,791)

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

Years ended January 2, 2016, December 27, 2014 and December 28, 2013

(In thousands)

	2015	2014	2013
Net income (loss)	$2,356	$(6,282)	$(103,679)
Other comprehensive (loss) income:
Postretirement curtailment adjustment	—	(1,346)	—
Postretirement liability adjustment	2,123	(3,919)	4,407
Foreign currency translation adjustment	(14,099)	(5,816)	—
Loss on cash flow hedges	(944)	—	—

Other comprehensive (loss) income	(12,920)	(11,081)	4,407

Comprehensive loss	(10,564)	(17,363)	(99,272)
Less comprehensive (loss) income attributable to the noncontrolling interest	(1,826)	915	4,434

Comprehensive loss attributable to member of Summit Materials, LLC	$(8,738)	$(18,278)	$(103,706)

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended January 2, 2016, December 27, 2014 and December 28, 2013

(In thousands)

	2015	2014	2013
Cash flow from operating activities:
Net income (loss)	$2,356	$(6,282)	$(103,679)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	124,147	95,463	79,183
Share-based compensation expense	19,899	2,235	2,315
Deferred income tax benefit	(19,838)	(5,927)	(4,408)
Net (gain) loss on asset disposals	(23,087)	6,500	12,419
Goodwill impairment	—	—	68,202
Net (gain) loss on debt financings	(9,877)	—	2,989
Other	(1,629)	(957)	(1,098)
Decrease (increase) in operating assets, net of acquisitions:
Accounts receivable, net	3,852	(10,366)	9,884
Inventories	4,275	(3,735)	499
Costs and estimated earnings in excess of billings	6,604	1,359	196
Other current assets	11,438	(3,997)	(453)
Other assets	(1,369)	4,767	(1,708)
(Decrease) increase in operating liabilities, net of acquisitions:
Accounts payable	(4,241)	(6,455)	4,067
Accrued expenses	(14,354)	13,311	(742)
Billings in excess of costs and estimated earnings	1,313	(305)	1,998
Other liabilities	(1,286)	(6,373)	(3,252)

Net cash provided by operating activities	98,203	79,238	66,412

Cash flow from investing activities:
Acquisitions, net of cash acquired	(510,017)	(397,854)	(61,601)
Purchases of property, plant and equipment	(88,950)	(76,162)	(65,999)
Proceeds from the sale of property, plant and equipment	13,110	13,366	16,085
Other	1,510	(630)	—

Net cash used for investing activities	(584,347)	(461,280)	(111,515)

Cash flow from financing activities:
Capital contributions by members	507,766	27,617	—
Capital issuance costs	(12,930)	—	—
Proceeds from debt issuances	1,748,875	762,250	234,681
Debt issuance costs	(14,246)	(9,085)	(3,864)
Payments on debt	(1,505,486)	(389,270)	(188,424)
Payments on acquisition-related liabilities	(18,056)	(10,935)	(9,801)
Distributions	(46,603)	—	—
Other	—	(88)	(3)

Net cash provided by financing activities	659,320	380,489	32,589

Impact of cash on foreign currency	(1,003)	(149)	—
Net increase (decrease) in cash	172,173	(1,702)	(12,514)

Cash and cash equivalents – beginning of period	13,215	14,917	27,431

Cash and cash equivalents – end of period	$185,388	$13,215	$14,917

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Members’ Interest

Years ended January 2, 2016, December 27, 2014, and December 28, 2013

(In thousands)

	Total Member’s Interest
	Member’s equity	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total member’s interest	Redeemable noncontrolling interest
Balance — December 29, 2012	$484,584	$(94,085)	$(9,130)	$1,059	$382,428	$22,850

Accretion/ redemption value adjustment	—	2,365	—	—	2,365	(2,365)
Net (loss) income	—	(106,791)	—	152	(106,639)	2,960
Other comprehensive income	—	—	3,085	—	3,085	1,322
Repurchase of member’s interest	(3)	—	—	—	(3)	—
Share-based compensation	2,315	—	—	—	2,315	—

Balance — December 28, 2013	486,896	(198,511)	(6,045)	1,211	283,551	24,767

Contributed capital	27,617	—	—	—	27,617	—
Accretion/ redemption value adjustment		(8,145)	—	—	(8,145)	8,145
Net (loss) income	—	(8,777)	—	87	(8,690)	2,408
Other comprehensive income	—	—	(9,501)	—	(9,501)	(1,580)
Repurchase of member’s interest	(88)	—	—	—	(88)	—
Share-based compensation	4,222	(1,983)	—	—	2,239	—

Balance — December 27, 2014	518,647	(217,416)	(15,546)	1,298	286,983	33,740

Contributed capital	558,939	—	—	—	558,939	—
Accretion/ redemption value adjustment	—	(32,252)	—	—	(32,252)	(31,850)
Net income (loss)	—	4,182	—	64	4,246	(1,890)
Other comprehensive income	—	—	(12,920)	—	(12,920)	—
Distributions	(46,603)	—	—	—	(46,603)	—
Share-based compensation	19,899	—	—	—	19,899	—

Balance — January 2, 2016	$1,050,882	$(245,486)	$(28,466)	$1,362	$778,292	$—

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, the “Company”) is a vertically integrated, construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mixed concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mixed concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company is organized by geographic region and has three operating segments, which are also its reporting segments: the West; East; and Cement segments.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owners are Summit Materials, Inc. (“Summit Inc.”) and certain investment funds affiliated with Blackstone Capital Partners V L.P. and Silverhawk Summit, L.P. (collectively, the “Sponsors”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Initial Public Offering—Summit Inc. commenced operations on March 11, 2015 upon the pricing of the initial public offering of its Class A common stock (“IPO”). Summit Inc. raised $433.0 million, net of underwriting discounts, through the issuance of 25,555,555 shares of Class A common stock at a public offering price of $18.00 per share. Summit Inc. used the offering proceeds to purchase a number of newly-issued Class A Units (“LP Units”) from Summit Holdings equal to the number of shares of Class A common stock issued to the public. Summit Inc. caused Summit Holdings to use these proceeds: (i) to redeem $288.2 million in aggregate principal amount of outstanding 10 1/2% Senior Notes due January 31, 2020 (“2020 Notes”); (ii) to purchase 71,428,571 Class B Units of Continental Cement Company, L.L.C. (“Continental Cement”); (iii) to pay a one-time termination fee of $13.8 million primarily to affiliates of the Sponsors in connection with the termination of a transaction and management fee agreement; and (iv) for general corporate purposes. The $288.2 million redemption of 2020 Notes was completed at a redemption price equal to par plus an applicable premium of $38.2 million and $5.2 million of accrued and unpaid interest.

Follow-On Offering—On August 11, 2015, Summit Inc. raised $555.8 million, net of underwriting discounts, through the issuance of 22,425,000 shares of Class A common stock at a public offering price of $25.75 per share. Summit Inc. used the offering proceeds to purchase 3,750,000 newly-issued LP Units from Summit Holdings and 18,675,000 LP Units from certain pre-IPO owners, at a purchase price per LP Unit equal to the public offering price per share of Class A common stock, less underwriting discounts and commissions. Summit Inc. caused Summit Holdings to use the proceeds from the newly-issued LP Units to pay all of the $80.0 million deferred purchase price related to the July 17, 2015 acquisition of a cement plant and a quarry in Davenport, Iowa, and seven cement terminals along the Mississippi River (the “Davenport Assets”) and for general corporate purposes.

Principles of Consolidation—The consolidated financial statements include the accounts of Summit LLC and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company attributes consolidated member’s interest and net income separately to the controlling and noncontrolling interests. The Company accounts for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting. Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC and, prior to the IPO and concurrent purchase of the noncontrolling interests of Continental Cement, a 30% redeemable ownership in Continental Cement.

Use of Estimates—The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), which require management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned and costs to complete open contracts. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the Company’s consolidated financial statements in the period in which the change in estimate occurs.

Business and Credit Concentrations—The majority of the Company’s customers are located in Texas, Kansas, Utah, Missouri and Kentucky and accounts receivable consist primarily of amounts due from customers within these states. Collection of these accounts is, therefore, dependent on the economic conditions in the aforementioned states. However, credit granted within the Company’s trade areas has been granted to a wide variety of customers. No single customer accounted for more than 10% of revenue in 2015, 2014 or 2013. Management does not believe that any significant concentrations of credit exist with respect to individual customers or groups of customers.

Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the collectability of individual accounts. In establishing the allowance, management considers historical losses adjusted to take into account current market conditions and its customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment terms. Balances that remain outstanding after reasonable collection efforts are exercised are written off through a charge to the valuation allowance.

The balances billed but not paid by customers, pursuant to retainage provisions included in contracts, are generally due upon completion of the contracts.

Revenue and Cost Recognition—Revenue for product sales are recognized when evidence of an arrangement exists, the fee is fixed or determinable, title passes, which is generally when the product is shipped, and collection is reasonably assured. Product revenue includes sales of aggregates, cement and other materials to customers, net of discounts, allowances or taxes, as applicable.

Revenue from construction contracts are included in service revenue and are recognized under the percentage-of-completion accounting method. The percent complete is measured by the cost incurred to date compared to the estimated total cost of each project. This method is used as management considers expended cost to be the best available measure of progress on these contracts, the majority of which are completed within one year, but may occasionally extend beyond one year. Inherent uncertainties in estimating costs make it at least reasonably possible that the estimates used will change within the near term and over the life of the contracts.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance and completion. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are estimable. General and administrative costs are charged to expense as incurred.

Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income. Such revisions are recognized in the period in which they are determined. An amount equal to contract costs incurred that are attributable to claims is included in revenue when realization is probable and the amount can be reliably estimated.

Costs and estimated earnings in excess of billings are composed principally of revenue recognized on contracts (on the percentage-of-completion method) for which billings had not been presented to customers because the amount were not billable under the contract terms at the balance sheet date. In accordance with the contract terms, the unbilled receivables at January 2, 2016 will be billed in 2016. Billings in excess of costs and estimated earnings represent billings in excess of revenue recognized.

Revenue from the receipt of waste fuels is classified as service revenue and is based on fees charged for the waste disposal, which are recognized when the waste is accepted.

Inventories—Inventories consist of stone that has been removed from quarries and processed for future sale, cement, raw materials and finished concrete blocks. Inventories are valued at the lower of cost or market and are accounted for on a first-in first-out basis or an average cost basis. If items become obsolete or otherwise unusable or if quantities exceed what is projected to be sold within a reasonable period of time, they will be charged to costs of production in the period that the items are designated as obsolete or excess inventory. Stripping costs are costs of removing overburden and waste material to access aggregate materials and are recognized in cost of revenue in the same period that the stripping costs are incurred.

Property, Plant and Equipment, net—Property, plant and equipment are recorded at cost, less accumulated depreciation, depletion and amortization. Expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs that do not substantially expand productive capacity or extend the life of property, plant and equipment are expensed as incurred.

Landfill airspace is included in property, plant and equipment at cost and is amortized based on utilization of the asset. Management reassesses the landfill airspace capacity with any changes in value recorded in cost of revenue. Capitalized landfill costs include expenditures for the acquisition of land and related airspace, engineering and permitting costs, cell construction costs and direct site improvement costs.

Upon disposal of an asset, the cost and related accumulated depreciation are removed from the Company’s accounts and any gain or loss is included in general and administrative expenses.

Depreciation on property, plant and equipment, including assets subject to capital leases, is computed on a straight-line basis or based on the economic usage over the estimated useful life of the asset. The estimated useful lives are generally as follows:

Buildings and improvements	7—40 years
Plant, machinery and equipment	20—40 years
Mobile equipment and barges	15—20 years
Office equipment	3—6 years
Truck and auto fleet	5—10 years
Landfill airspace and improvements	5—60 years
Other	2—10 years

Depletion of mineral reserves is calculated for proven and probable reserves by the units of production method on a site-by-site basis. Leasehold improvements are amortized on a straight-line basis over the lesser of the asset’s useful life or the remaining lease term.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Such indicators may include, among others, deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows or a trend of negative or declining cash flows over multiple periods.

Property, plant and equipment is tested for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. As a result, the property, plant and equipment impairment test is at a significantly lower level than the level at which goodwill is tested for impairment. In markets where the Company does not produce downstream products (e.g., ready-mixed concrete, asphalt paving mix and paving and related services), the lowest level of largely independent identifiable cash flows is at the individual aggregates operation or a group of aggregates operations collectively serving a local market or the cement operations, as a whole. Conversely, in vertically-integrated markets, the cash flows of the downstream and upstream businesses are not largely independently identifiable and the vertically-integrated operations are considered the lowest level of largely independent identifiable cash flows.

Assets are assessed for impairment charges when identified for disposition. Projected losses from disposition are recognized in the period in which they become estimable, which may be in advance of the actual disposition. The net gain (loss) from asset dispositions recognized in general and administrative expenses in fiscal years 2015, 2014 and 2013 was $23.1 million, ($6.5 million) and ($12.4 million), respectively. No material impairment charges have been recognized on assets held for use in 2015, 2014 or 2013. The losses are commonly a result of the cash flows expected from selling the asset being less than the expected cash flows that could be generated from holding the asset for use.

Accrued Mining and Landfill Reclamation—The mining reclamation reserve and financial commitments for landfill closure and post-closure activities are based on management’s estimate of future cost requirements to reclaim property at both currently operating and closed sites. Estimates of these obligations have been developed based on management’s interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Costs are estimated in current dollars, inflated until the expected time of payment, using an inflation rate of 2.5%, and then discounted back to present value using a credit-adjusted, risk-free rate on obligations of similar maturity, adjusted to reflect the Company’s credit rating. Changes in the credit-adjusted, risk-free rate do not change recorded liabilities. However, subsequent increases in the recognized obligations are measured using a current credit-adjusted, risk-free rate. Decreases in the recognized obligations are measured at the initial credit-adjusted, risk-free rate.

Significant changes in inflation rates or the amount or timing of future cost estimates typically result in both (1) a current adjustment to the recorded liability (and corresponding adjustment to the asset) and (2) a change in accretion of the liability and depreciation of the asset to be recorded prospectively over the remaining capacity of the unmined quarry or landfill.

Intangible Assets—The Company’s intangible assets are primarily composed of lease agreements and reserve rights. The assets related to lease agreements reflect the submarket royalty rates paid under agreements, primarily, for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates to contract-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but do not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. The following table shows intangible assets by type and in total:

	January 2, 2016			December 27, 2014
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Leases	$10,357	$(2,531)	$7,826	$10,357	$(2,031)	$8,326
Reserve rights	8,636	(2,078)	6,558	9,094	(540)	8,554
Trade names	1,000	(558)	442	1,020	(470)	550
Other	249	(70)	179	249	(32)	217

Total intangible assets	$20,242	$(5,237)	$15,005	$20,720	$(3,073)	$17,647

Amortization expense in 2015, 2014, and 2013 was $2.2 million, $0.9 million, and $0.8 million, respectively. The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

2016	2,167
2017	959
2018	959
2019	959
2020	901
Thereafter	9,060

Total	$15,005

Goodwill—Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired. Goodwill recorded in connection with the Company’s acquisitions is primarily attributable to the expected profitability, assembled workforces of the acquired businesses and the synergies expected to arise after the Company’s acquisition of those businesses. Goodwill is not amortized, but is tested annually for impairment as of the first day of the fourth quarter and at any time that events or circumstances indicate that goodwill may be impaired. A qualitative approach may first be applied to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is determined that an impairment is more likely than not, the two-step quantitative impairment test is then performed, otherwise further analysis is not required. The two-step impairment test first identifies potential goodwill impairment for each reporting unit and then, if necessary, measures the amount of the impairment loss.

Income Taxes—As a limited liability company, the Company’s federal and state income tax attributes are generally passed to its members. However, certain subsidiaries of the Company are taxable entities subject to income taxes in the United States and Canada, the provisions for which are included in the consolidated financial statements. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

For the Company’s taxable entities, deferred income tax assets and liabilities are computed for differences between the tax basis and financial statement amounts that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the jurisdictions in which they arise and periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines it would be able to realize its deferred tax assets for which a valuation allowance had been recorded then an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company evaluates the tax positions taken on income tax returns that remain open to examination by the respective tax authorities from prior years and positions expected to be taken on the current year tax returns to identify uncertain tax positions. Unrecognized tax benefits on uncertain tax positions are recorded on the basis of a two-step process in which (1) the

Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority is recognized. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense.

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

In 2015, the Company entered into interest rate derivatives on $200.0 million of its term loan borrowings to add stability to interest expense and to manage its exposure to interest rate movements. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive loss and will be subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The fair value of contingent consideration and derivatives as of January 2, 2016 and December 27, 2014 was:

	2015	2014
Current portion of acquisition-related liabilities and derivatives:
Contingent consideration	$4,918	$2,375
Cash flow hedge	224	—

Acquisition- related liabilities and derivatives:
Contingent consideration	$2,475	$5,379
Cash flow hedge	681	—

The fair value accounting guidance establishes the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1 —	Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 —	Inputs other than Level 1 that are based on observable market data, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs that are observable that are not prices and inputs that are derived from or corroborated by observable markets.

Level 3 —	Valuations developed from unobservable data, reflecting the Company’s own assumptions, which market participants would use in pricing the asset or liability.

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and an 11.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. In 2015 and 2014, we recognized immaterial reductions to contingent consideration.

The fair value of the derivatives are based on observable, or Level 2, inputs, including interest rates, bond yields and prices in inactive markets. There was no material adjustments to the fair value of derivatives recognized in 2015.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of January 2, 2016 and December 27, 2014 was:

	January 2, 2016		December 27, 2014
	Fair Value	Carrying Value	Fair Value	Carrying Value

Level 2
Long-term debt(1)	$1,283,799	$1,291,858	$1,101,873	$1,048,960

Level 3
Current portion of deferred consideration and noncompete obligations(2)	13,166	13,166	16,027	16,027
Long term portion of deferred consideration and noncompete obligations(3)	28,553	28,553	37,357	37,357

(1)	$6.5 million and $5.3 million included in current portion of debt as of January 2, 2016 and December 27, 2014, respectively.
(2)	Included in current portion of acquisition-related liabilities on the balance sheet.
(3)	Included in acquisition-related liabilities on the balance sheet.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

New Accounting Standards — In November 2015, the FASB issued a new accounting standard to simplify the presentation of deferred income taxes. Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes, requires that all deferred tax liabilities and assets of the same tax jurisdiction or a tax filing group, as well as any related valuation allowance, be offset and presented as a single noncurrent amount in a classified balance sheet. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. However, the Company adopted this ASU in 2015 and applied it retrospectively to all prior periods (i.e., the balance sheet for each period was adjusted), resulting in $1.1 million decrease to both Other Current Assets and Other Noncurrent Liabilities as of December 27, 2014.

In October 2015, the FASB issued a new accounting standard to simplify the accounting for measurement-period adjustments. ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, requires adjustments to provisional amounts during the measurement period, including the cumulative effect of changes in depreciation, amortization, or other income effects to be recognized in the current-period financial statements. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the acquisition occurs, an acquirer should report provisional amounts related to items for which the accounting is incomplete. During the measurement period, the provisional amounts are then adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the acquirer receives the information it was seeking or learns that more information is not obtainable. However, the measurement period cannot exceed one year from the acquisition date. In addition, the amendments require an entity to disclose (either on the face of the income statement or in the notes) the nature and amount of measurement-period adjustments recognized in the current period by income statement line items that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The ASU is effective for public business entities for financial statements issued for fiscal years beginning after December 31, 2015, and interim periods within those fiscal years. However, the Company adopted this ASU in 2015, resulting in an immaterial effect on the consolidated financial statements.

In April 2015, the FASB issued a new accounting standard to simplify the presentation of debt issuance costs. ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity will present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. However, the Company adopted this ASU in 2015 and applied it retrospectively to all prior periods (i.e., the balance sheet for each period will be adjusted), resulting in $16.8 million decrease to both Other Assets (noncurrent) and Long-term Debt as of December 27, 2014.

In April 2015, the FASB issued a new accounting standard, ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets, which gives an employer whose fiscal year-end does not coincide with a calendar month-end (e.g., an entity that has a 52- or 53-week fiscal year) the ability, as a practical expedient, to measure defined benefit retirement obligations and related plan assets as of the month-end that is closest to its fiscal year-end. The ASU is effective for public business entities for financial statements issued for fiscal years beginning after December 31, 2015, and interim periods within those fiscal years. However, the Company adopted this ASU in 2015, resulting in an immaterial effect on the consolidated financial statements.

In May 2014, the FASB issued a new accounting standard to improve and converge the financial reporting requirements for revenue from contracts with customers. ASU No. 2014-09, Revenue from Contracts with Customers, prescribes a five-step model for revenue recognition that will replace most existing revenue recognition guidance in U.S. GAAP. The ASU will supersede nearly all existing revenue recognition guidance under U.S. GAAP and provides that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In July 2015, the FASB postponed the effective date of the new revenue standard by one year to the first quarter of 2018. Early adoption is permitted, but no earlier than 2017. Management is currently assessing the effect that the adoption of this standard will have on the consolidated financial statements.

Reclassifications — Certain amounts in the prior year have been reclassified to conform to the presentation in the current period.

(2) Acquisitions

The Company has completed numerous acquisitions since its formation in 2009, which were financed through a combination of debt and equity funding. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value.

West segment

•	On December 1, 2015, the Company acquired all of the assets of Pelican Asphalt Company, LLC, an asphalt terminal business. The acquisition was funded with cash on hand.

•	On August 21, 2015, the Company acquired all of the stock of LeGrand Johnson Construction Co., a vertically integrated construction materials company based in Utah and servicing the northern and central Utah, western Wyoming and southern Idaho markets. The acquisition was funded with borrowings under the Company’s revolving credit facility.

•	On June 1, 2015, the Company acquired all of the stock of Lewis & Lewis, Inc., a vertically integrated, materials-based business in Wyoming. The acquisition was funded with borrowings under the Company’s revolving credit facility.

Cement segment

•	On July 17, 2015, the Company completed the acquisition of the Davenport Assets, a cement plant and a quarry in Davenport, Iowa, and seven cement terminals along the Mississippi River for $450.0 million in cash and a cement distribution terminal in Bettendorf, Iowa, for which a $16.6 million gain on disposition was recognized in general and administrative costs. The cash purchase price was funded through a combination of debt (see Note 8) and $80.0 million with proceeds from the August 2015 equity offering. Combined with the Company’s cement plant in Hannibal, Missouri, the Company has over two million short tons of cement capacity across our two plants and eight cement distribution terminals along the Mississippi River from Minneapolis, Minnesota to New Orleans, Louisiana. The Davenport Assets were immediately integrated into the Company’s existing cement operations such that it is not practicable to report revenue and net income separately for the Davenport Assets.

Pro Forma Financial Information (unaudited) — The following unaudited supplemental pro forma information presents the financial results as if the Davenport Assets had been acquired on the first day of the 2014 fiscal year. This information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on the first day of the preceding fiscal year, nor is it indicative of any future results. The pro forma adjustments include a reduction of transaction costs of $6.6 million and additional depreciation, depletion, amortization and accretion of $5.9 million in the year ended January 2, 2016 and an increase of transaction costs of $6.6 million and additional depreciation, depletion, amortization and accretion of $11.8 million in the year ended December 27, 2014.

	Year ended
	January 2, 2016	December 27, 2014

Revenue	$1,482,635	$1,317,911
Net income (loss) attributable to member of Summit Materials, LLC	44,574	(33,373)

The purchase price allocation, primarily the valuation of property, plant and equipment, for the Davenport Assets, Lewis & Lewis, LeGrand and Pelican acquisitions has not yet been finalized due to the recent timing of the acquisitions. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates in 2015:

	Davenport	Year Ended
	July 17,	January 2, 2016
	2015	(excluding Davenport)
Financial assets	$—	$12,555
Inventories	21,776	2,036
Property, plant and equipment	275,436	57,817
Intangible assets	—	—
Other assets	6,450	(745)
Financial liabilities	(2,190)	(13,733)
Other long-term liabilities	(4,086)	(11,289)

Net assets acquired	297,386	46,641
Goodwill	170,067	15,710

Purchase price	467,453	62,351

Acquisition related liabilities	—	(1,044)
Bettendorf assets	(18,743)	—

Net cash paid for acquisitions	$448,710	$61,307

(3) Goodwill

As of January 2, 2016, the Company had 11 reporting units with goodwill for which the annual goodwill impairment test was completed. To perform the annual impairment test on the first day of the fourth quarter of 2015, four of our reporting units were assessed under a qualitative assessment. As a result of this analysis, it was determined that it is more likely than not that the fair value of the four reporting units were greater than its carrying value. Accordingly, for those reporting units, the two-step quantitative impairment test was not performed. For the remaining reporting units, Step 1 of the impairment test was performed. The Company estimated the fair value of the reporting units using an income approach (i.e., a discounted cash flow technique) and a market approach. These valuation methods used Level 2 and Level 3 assumptions, including, but not limited to, sales prices of similar assets, assumptions related to future profitability, cash flows, and discount rates. These estimates are based upon historical trends, management’s knowledge and experience and overall economic factors, including projections of future earnings potential. Developing discounted future cash flow estimates in applying the income approach required management to evaluate its intermediate to longer-term strategies, including, but not limited to, estimates about revenue growth, acquisition strategies, operating margins, capital requirements, inflation and working capital management. The development of appropriate rates to discount the estimated future cash flows required the selection of risk premiums, which can materially affect the present value of estimated future cash flows. Based on this analysis, it was determined that the reporting units’ fair values were greater than their carrying values and no impairment charges were recognized in 2015. The accumulated impairment charges recognized in prior periods totaled $68.2 million.

The following table presents goodwill by reportable segments and in total:

	West	East	Cement	Total

Balance, December 28, 2013	$54,249	$48,693	$24,096	$127,038
Acquisitions	246,506	49,396		295,902
Foreign currency translation adjustments	(3,670)	—	—	(3,670)

Balance, December 27, 2014	297,085	98,089	24,096	419,270
Acquisitions (1)	15,491	219	170,067	185,777
Foreign currency translation adjustments	(8,650)	—	—	(8,650)

Balance, January 2, 2016	$303,926	$98,308	$194,163	$596,397

(1)	Includes certain adjustments related to 2014 acquisitions

(4) Accounts Receivable, Net

Accounts receivable, net consisted of the following as of January 2, 2016 and December 27, 2014:

	2015	2014
Trade accounts receivable	$133,418	$131,060
Retention receivables	13,217	12,053
Receivables from related parties	635	333

Accounts receivable	147,270	143,446
Less: Allowance for doubtful accounts	(1,726)	(2,144)

Accounts receivable, net	$145,544	$141,302

Retention receivables are amounts earned by the Company, but held by customers until projects have been fully completed or near completion. Amounts are expected to be billed and collected within a year.

(5) Inventories

Inventories consisted of the following as of January 2, 2016 and December 27, 2014:

	2015	2014
Aggregate stockpiles	$86,236	$88,211
Finished goods	14,840	8,826
Work in process	5,141	1,801
Raw materials	23,865	12,715

Total	$130,082	$111,553

(6) Property, Plant and Equipment, net

Property, plant and equipment, net consisted of the following as of January 2, 2016 and December 27, 2014:

	2015	2014
Land (mineral bearing) and asset retirement costs	$142,645	$129,957
Land (non-mineral bearing)	151,008	112,932
Buildings and improvements	133,043	86,702
Plants, machinery and equipment	860,085	622,466
Mobile equipment and barges	231,523	182,334
Office equipment	17,708	14,087
Truck and auto fleet	24,539	22,821
Landfill airspace and improvements	48,513	48,513
Construction in progress	26,447	8,445
Other	—	1,719

Property, plant and equipment	1,635,511	1,229,976
Less accumulated depreciation, depletion and amortization	(366,505)	(279,375)

Property, plant and equipment, net	$1,269,006	$950,601

Depreciation, depletion and amortization expense of property, plant and equipment was $111.6 million, $85.8 million and $71.4 million in the years ended January 2, 2016, December 27, 2014 and December 28, 2013, respectively.

Property, plant and equipment at January 2, 2016 and December 27, 2014 included $47.0 million and $30.0 million, respectively, of capital leases for certain equipment and a building with accumulated amortization of $7.0 million and $3.6 million, respectively. The equipment leases generally have terms of less than five years and the building lease had an original term of 30 years. Approximately $15.3 million and $17.5 million of the future obligations associated with the capital leases are included in accrued expenses as of January 2, 2016 and December 27, 2014, respectively, and the present value of the remaining capital lease payments, $29.5 million and $13.7 million, respectively, is included in other noncurrent liabilities on the consolidated balance sheets. Future minimum rental commitments under long-term capital leases are $15.4 million, $10.0 million, $10.5 million, $1.7 million, and $2.6 million for the years ended 2016, 2017, 2018, 2019 and 2020, respectively.

(7) Accrued Expenses

Accrued expenses consisted of the following as of January 2, 2016 and December 27, 2014:

	2015	2014
Interest	$19,591	$32,475
Payroll and benefits	24,714	20,326
Capital lease obligations	15,263	17,530
Insurance	9,824	11,402
Non-income taxes	4,618	5,520
Professional fees	2,528	3,299
Other(1)	16,404	10,944

Total	$92,942	$101,496

(1)	Consists primarily of subcontractor and working capital settlement accruals.

(8) Debt

Debt consisted of the following as of January 2, 2016 and December 27, 2014:

	2015	2014

Term Loan, due 2022:
$646.8 million term loan, net of $3.1 million discount at January 2, 2016 and $415.7 million term loan, net of $2.3 million discount at December 27, 2014	643,693	413,369
6 1/8% Senior Notes, due 2023:
$650.0 million senior notes, including a $1.8 million discount at January 2, 2016	648,165
10 1/2% Senior Notes, due 2020:
$625.0 million senior notes, including a $26.5 million net premium at December 27, 2014	—	651,548

Total	1,291,858	1,064,917
Current portion of long-term debt	6,500	5,275

Long-term debt	$1,285,358	$1,059,642

The contractual payments of long-term debt, including current maturities, for the five years subsequent to January 2, 2016, are as follows:

2016	$6,500
2017	6,500
2018	4,875
2019	6,500
2020	8,125
Thereafter	1,264,250

Total	1,296,750
Less: Original issue net discount	(4,892)
Less: Capitalized loan costs	(11,706)

Total debt	$1,280,152

Senior Notes—The 6.125% senior notes due July 15, 2023 (the “2023 Notes”) were issued under an indenture dated July 15, 2015 (as amended and supplemented, the “2015 Indenture”) by Summit LLC and Summit Materials Finance Corp. (collectively, the “Issuers”). The Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2015 Indenture also contains customary events of default. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year commencing on January 15, 2016.

The Issuers issued $350.0 million in July 2015 and an additional $300.0 million in November 2015 of the 2023 Notes. The net proceeds from the 2023 Notes, with proceeds from the refinancing of the term loan described below, were used to pay the $370.0 million initial purchase price for the Davenport Assets, to redeem $183.0 million plus $153.8 million in aggregate principal amount of the 2020 Notes and pay related fees and expenses. The 2023 Notes were issued at 100% and 99.375% of their par value, respectively.

Through December 27, 2014, the Issuers had issued an aggregate $625.0 million of 2020 Notes under an indenture dated January 30, 2012 (as amended and supplemented, the “2012 Indenture”). The 2012 Indenture contained covenants and events of default generally consistent with the 2015 Indenture. On September 8, 2014 and January 17, 2014, the Issuers issued $115.0 million and $260.0 million, respectively, aggregate principal amount of 2020 Notes (the “Additional Notes”), receiving proceeds of $409.3 million, before payment of fees and expenses and including an aggregate $34.3 million premium. The proceeds from the sale of the Additional Notes were used to fund acquisitions, to make payments on the revolving credit facility and for general corporate purposes. The Additional Notes were treated as a single series with the $250.0 million of 2020 Notes issued in January 2012 (the “Existing Notes”) and had substantially the same terms as those of the Existing Notes. The Additional Notes and the Existing Notes were treated as one class under the 2012 Indenture.

In April, August and November 2015, using proceeds from the IPO, the refinancing of the term loan described below and the proceeds from the 2023 Notes, $288.2 million, $183.0 million and $153.8 million, respectively, aggregate principal amount of the outstanding 2020 Notes were redeemed at a price equal to par plus an applicable premium and the 2012 Indenture was satisfied and discharged. As a result of the redemptions, net charges of $56.5 million were recognized in the year ended January 2, 2016. The fees included $66.6 million for the applicable prepayment premium and $11.9 million for the write-off of deferred financing fees, partially offset by $22.0 million of net benefit from the write-off the original issuance net premium in the year ended January 2, 2016.

As of January 2, 2016 and December 27, 2014, the Company was in compliance with all covenants under the indenture applicable as of each date.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of term debt are due on the last business day of each March, June, September and December. The unpaid principal balance is due in full on the maturity date, which is July 17, 2022. On July 17, 2015, Summit LLC refinanced its term loan under the Senior Secured Credit Facilities (the “Refinancing”). The Refinancing, among other things: (i) reduced the applicable margins used to calculate interest rates for term loans under the Senior Secured Credit Facilities to 3.25% for LIBOR rate loans and 2.25% for base rate loans, subject to a LIBOR floor of 1.00% (and one 25 basis point step down upon Summit LLC achieving a certain first lien net leverage ratio); (ii) increased term loans borrowed under the term loan facility from $422.0 million to an aggregate $650.0 million; and (iii) created additional flexibility under the financial maintenance covenants, which are tested quarterly, by increasing the applicable maximum Consolidated First Lien Net Leverage Ratio (as defined in the credit agreement governing the Senior Secured Credit Facilities, the “Credit Agreement”).

On March 11, 2015, Summit LLC entered into Amendment No. 3 to the Credit Agreement, which became effective on March 17, 2015 upon the consummation of the IPO. The amendment: (i) increased the size of the revolving credit facility from $150.0 million to $235.0 million; (ii) extended the maturity date of the revolving credit facility to March 11, 2020; (iii) amended certain covenants; and (iv) permits periodic tax distributions as contemplated in a tax receivable agreement, dated March 11, 2015. As a result of this amendment, $0.4 million of deferred financing charges were recognized in the year ended January 2, 2016.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.25% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.25% for LIBOR rate loans. The interest rate in effect at January 2, 2016 was 4.3%.

There were no outstanding borrowings under the revolving credit facility as of January 2, 2016, leaving remaining borrowing capacity of $210.6 million, which is net of $24.4 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Senior Secured Credit Facilities, should be no greater than 4.75:1.0 as of each quarter-end. As of January 2, 2016 and December 27, 2014, Summit LLC was in compliance with all covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the 2023 Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

Interest expense related to debt totaled $73.6 million, $78.6 million and $50.1 million for the years ended January 2, 2016, December 27, 2014 and December 28, 2013, respectively. The following table presents the activity for the deferred financing fees for the year ended January 2, 2016 and December 27, 2014:

Deferred financing fees

Balance — December 28, 2013	$11,485

Loan origination fees	9,713
Amortization	(3,983)

Balance — December 27, 2014	$17,215

Loan origination fees	14,246
Amortization	(3,390)
Write off of deferred financing fees	(12,179)

Balance — January 2, 2016	$15,892

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of January 2, 2016.

(9) Accumulated Other Comprehensive Loss

The changes in each component of accumulated other comprehensive loss consisted of the following:

	Change in retirement plans	Foreign currency translation adjustments	Cash flow hedge adjustments	Accumulated other comprehensive loss

Balance — December 29, 2012	$(9,130)	$—	$—	$(9,130)

Postretirement liability adjustment	3,085	—		3,085

Balance — December 28, 2013	$(6,045)	$—	$—	$(6,045)

Postretirement curtailment adjustment	(942)	—	—	(942)
Postretirement liability adjustment	(2,743)	—	—	(2,743)
Foreign currency translation adjustment	—	(5,816)	—	(5,816)

Balance — December 27, 2014	$(9,730)	$(5,816)	$—	$(15,546)

Postretirement liability adjustment	2,123	—	—	2,123
Foreign currency translation adjustment	—	(14,099)	—	(14,099)
Loss on cash flow hedges	—	—	(944)	(944)

Balance — January 2, 2016	$(7,607)	$(19,915)	$(944)	$(28,466)

(10) Income Taxes

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state, and Canadian income tax returns due to their status as C corporations or laws within that jurisdiction. The provision for income taxes is primarily composed of federal, state and local income taxes for the subsidiary entities that have C corporation status.

As of January 2, 2016 and December 27, 2014, the Company has not recognized any liabilities for uncertain tax positions. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense during the years ended January 2, 2016 and December 27, 2014.

For the years ended January 2, 2016, December 27, 2014 and December 28, 2013, income taxes consisted of the following:

	2015	2014	2013
Provision for income taxes:
Current	$1,605	$(905)	$1,761
Deferred	(19,868)	(6,078)	(4,408)

Income tax benefit	$(18,263)	$(6,983)	$(2,647)

The effective tax rate on pre-tax income differs from the U.S. statutory rate of 35% due to the following:

	2015	2014	2013

Income tax benefit at federal statutory tax rate	$(6,412)	$(4,643)	$(37,160)
Less: Income tax (benefit) expense at federal statutory tax rate for LLC entities	(9,908)	(2,272)	32,801
State and local income taxes	(2,389)	(224)	130
Permanent differences	2,147	(129)	(411)
Goodwill impairment	—	—	1,046
Valuation allowance	—	1,693	729
Other	(1,701)	(1,408)	218

Income tax benefit	$(18,263)	$(6,983)	$(2,647)

The following table summarizes the components of the net deferred income tax liability as January 2, 2016 and December 27, 2014:

	2015	2014
Deferred tax (liabilities) assets:
Accelerated depreciation	$(35,221)	$(40,141)
Mining reclamation reserve	2,411	2,180
Net operating loss	25,767	7,106
Net intangible assets	(880)	(1,072)
Inventory purchase accounting adjustments	1,275	1,275
Investment in limited partnership	(13,135)	—
Working capital (e.g., accrued compensation, prepaid assets)	387	(10)

Deferred tax liabilities, net	(19,396)	(30,662)
Less valuation allowance on loss carryforwards	(2,523)	(2,523)

Total	$(21,919)	$(33,185)

The net deferred income tax liability as of January 2, 2016, and December 27, 2014, are included in other noncurrent liabilities on the consolidated balance sheets.

Valuation Allowance—The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible (including the effect of available carryback and carryforward periods) and tax-planning strategies. The deferred income tax asset related to net operating losses resides with two separate tax paying subsidiaries (or subsidiary groups) of Summit LLC. These tax payers have historically generated taxable income and are forecast to continue generating taxable income; however, the use of a portion of the net operating may be limited. Therefore, a $2.5 million valuation allowance has been recorded on a portion of the total net operating loss carryforwards. At January 2, 2016, the Company had net operating loss carryforwards for federal and state income tax purposes of $62.9 million and $67.0 million, respectively, which are available to offset future federal and state taxable income, if any, through 2035.

Tax years from 2012 to 2015 remain open and subject to audit by federal, Canadian, and state tax authorities. No income tax expense or benefit was recognized in other comprehensive loss in 2015, 2014 or 2013.

Tax Distributions – The holders of Summit Holdings’ LP Units, including Summit Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Summit Holdings. The limited partnership agreement of Summit Holdings provides for pro rata cash distributions (“tax distributions”) to the holders of the LP Units in an amount generally calculated to provide each holder of LP Units with sufficient cash to cover its tax liability in respect of the LP Units. In general, these tax distributions are computed based on Summit Holdings’ estimated taxable income allocated to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to an individual or corporate resident in New York, New York (or a corporate resident in certain circumstances). In the year ended January 2, 2016, Summit LLC paid distributions to Summit Holdings totaling $46.6 million, of which $28.7 million was distributed to Summit Holdings’ partners, other than Summit Inc., and $17.9 million was paid to Summit Inc.

(11) Employee Benefit Plans

Defined Contribution Plan—The Company sponsors an employee 401(k) savings plan for its employees and certain union employees. The plan provides for various required and discretionary Company matches of employees’ eligible compensation contributed to the plans. The expense for the defined contribution plans was $7.1 million, $3.8 million and $2.3 million for the years ended January 2, 2016, December 27, 2014 and December 28, 2013, respectively.

Defined Benefit and Other Postretirement Benefits Plans—The Company’s subsidiary, Continental Cement, sponsors two noncontributory defined benefit pension plans for hourly and salaried employees. The salaried plan is closed to new participants and benefits are frozen. The hourly plan is also frozen except that new hourly participants from the Davenport, Iowa location accrue new benefits in the hourly plan. Pension benefits for eligible hourly employees are based on a monthly pension factor for each year of credited service. Pension benefits for eligible salaried employees are generally based on years of service and average eligible compensation.

Continental Cement also sponsors three unfunded healthcare and life insurance benefits plans for certain eligible retired employees. Effective January 1, 2014, the plan covering employees of the Hannibal, Missouri location was amended to eliminate all future retiree health and life coverage for current employees. During 2015, Continental Cement adopted two new unfunded healthcare and life insurance plans to provide benefits prior to Medicare eligibility for certain salaried and hourly employees of the Davenport, Iowa location.

The funded status of the pension and other postretirement benefit plans is recognized in the consolidated balance sheets as the difference between the fair value of plan assets and the benefit obligations. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”) and for the healthcare and life insurance benefits plans, the benefit obligation is the accumulated postretirement benefit obligation (“APBO”). The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. However, since the plans’ participants are not subject to future compensation increases, the plans’ PBO equals the APBO. The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligations are based on the Company’s estimates and actuarial valuations. These valuations reflect the terms of the plan and use participant-specific information, such as compensation, age and years of service, as well as certain assumptions that require significant judgment, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest-crediting rates and mortality rates.

Effective in 2015, the Company uses December 31 as the measurement date for its defined benefit pension and other postretirement benefit plans.

Obligations and Funded Status—The following information is as of December 31, 2015 and December 27, 2014 and for the years ended December 31, 2015, December 27, 2014 and December 28, 2013:

	2015		2014
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Change in benefit obligations:
Beginning of period	$28,909	$13,356	$25,644	$14,155
Service cost	159	149	75	106
Interest cost	1,041	447	1,081	493
Actuarial (gain) loss	(1,465)	(1,720)	3,798	1,992
Change in plan provision	908	1,896	—	(2,553)
Benefits paid	(1,638)	(670)	(1,689)	(837)

End of period	27,914	13,458	28,909	13,356

Change in fair value of plan assets:
Beginning of period	$18,872	$—	$19,074	$—
Actual return on plan assets	(63)		526	—
Employer contributions	1,166	670	961	837
Benefits paid	(1,639)	(670)	(1,689)	(837)

End of period	18,336	—	18,872	—

Funded status of plans	$(9,578)	$(13,458)	$(10,037)	$(13,356)

Current liabilities	$—	$(964)	$—	$(1,041)
Noncurrent liabilities	(9,578)	(12,494)	(10,037)	(12,315)

Liability recognized	$(9,578)	$(13,458)	$(10,037)	$(13,356)

Amounts recognized in accumulated other comprehensive income:
Net actuarial loss	$9,024	$3,949	$9,365	$5,904
Prior service cost	—	(2,206)	—	(2,380)

Total amount recognized	$9,024	$1,743	$9,365	$3,524

The amount recognized in accumulated other comprehensive income (“AOCI”) is the actuarial loss and prior service cost, which has not yet been recognized in periodic benefit cost, adjusted for amounts allocated to the redeemable noncontrolling interest. At January 2, 2016, the actuarial loss expected to be amortized from AOCI to periodic benefit cost in 2016 is $16 thousand and $1.7 million for the pension and postretirement obligations, respectively.

	2015		2014		2013
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Amounts recognized in other comprehensive (income) loss:
Net actuarial (loss) gain	$(16)	$(1,720)	$4,650	$1,992	$(2,838)	$(1,048)
Prior service cost	—	—	—	(2,553)	—	—
Amortization of prior year service cost	—	174	—	174	—	180
Curtailment benefit	—	—	—	1,346	—	—
Amortization of gain	(326)	(235)	(117)	(227)	(387)	(314)
Adjustment to Prior Service Cost due to purchase accounting	—	—	—	—	—	—

Total amount recognized	$(342)	$(1,781)	$4,533	$732	$(3,225)	$(1,182)

Components of net periodic benefit cost:
Service cost	$159	$149	$75	$106	$295	$236
Interest cost	1,041	447	1,081	493	963	513
Amortization of loss	326	235	117	227	387	314
Expected return on plan assets	(1,385)	—	(1,378)	—	(1,348)	—
Curtailments	—	—	—	(1,346)	—	—
Special termination benefits	—	—	—	—	—	39
Amortization of prior service credit	—	(174)	—	(174)	—	(180)

Net periodic benefit cost	$141	$657	$(105)	$(694)	$297	$922

Assumptions—Weighted-average assumptions used to determine the benefit obligations as of year-end 2015 and 2014 are:

	2015		2014
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Discount rate	3.74% - 3.97%	3.34% - 3.80%	3.50% - 3.65%	3.52%
Expected long-term rate of return on plan assets	7.30%	N/A	7.30%	N/A

Weighted-average assumptions used to determine net periodic benefit cost for years ended January 2, 2016, December 27, 2014 and December 28, 2013:

	2015		2014		2013
	Pension	Healthcare	Pension	Healthcare	Pension	Healthcare
	benefits	& Life Ins.	benefits	& Life Ins.	benefits	& Life Ins.
Discount rate	3.50% - 3.98%	3.52%	4.21% - 4.46%	4.33%	3.30% - 3.57%	3.41%
Expected long-term rate of return on plan assets	7.30%	N/A	7.50%	N/A	7.50%	N/A

The expected long-term return on plan assets is based upon the Plans’ consideration of historical and forward-looking returns and the Company’s estimation of what a portfolio, with the target allocation described below, will earn over a long-term horizon. The discount rate is derived using the Citigroup Pension Discount Curve.

Assumed health care cost trend rates are 8% grading to 4.5% and 7% grading to 4.5% as of year-end 2015 and 2014, respectively. Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s healthcare and life insurance benefits plans. A one percentage-point change in assumed health care cost trend rates would have the following effects as of year-end 2015 and 2014:

	2015		2014
	Increase	Decrease	Increase	Decrease
Total service cost and interest cost components	$45	$(36)	$39	$(34)
APBO	1,302	(1,121)	1,333	(1,136)

Plan Assets—The defined benefit pension plans’ (the “Plans”) investment strategy is to minimize investment risk while generating acceptable returns. The Plans currently invest a relatively high proportion of the plan assets in fixed income securities, while the remainder is invested in equity securities, cash reserves and precious metals. The equity securities are diversified into funds with growth and value investment strategies. The target allocation for plan assets is as follows: equity securities – 30%; fixed income securities –63%; cash reserves –5%; and precious metals –2%. The Plans’ current investment allocations are within the tolerance of the target allocation. The Company had no Level 3 investments as of or for the years ended January 2, 2016 and December 27, 2014.

At year-end 2015 and 2014, the Plans’ assets were invested predominantly in fixed-income securities and publicly traded equities, but may invest in other asset classes in the future subject to the parameters of the investment policy. The Plans’ investments in fixed-income assets include U.S. Treasury and U.S. agency securities and corporate bonds. The Plans’ investments in equity assets include U.S. and international securities and equity funds. The Company estimates the fair value of the Plans’ assets using various valuation techniques and, to the extent available, quoted market prices in active markets or observable market inputs. The descriptions and fair value methodologies for the Plans’ assets are as follows:

Fixed Income Securities—Corporate and government bonds are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings.

Equity Securities—Equity securities are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

Cash—The carrying amounts of cash approximate fair value due to the short-term maturity.

Precious Metals—Precious metals are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

The fair value of the Plans’ assets by asset class and fair value hierarchy level as of December 31, 2015 and December 27, 2014 are as follows:

	2015
		Quoted prices in active
	Total fair	markets for identical	Observable
	value	assets (Level 1)	inputs (Level 2)
Fixed income securities:
Intermediate - government	$1,410	$—	$1,410
Intermediate - corporate	3,376	—	3,376
Short-term - government	390	—	390
Short-term - corporate	5,571	—	5,571
Equity securities:
U.S. Large cap value	1,148	1,148	—
U.S. Large cap growth	1,153	1,153	—
U.S. Mid cap value	557	557	—
U.S. Mid cap growth	569	569	—
U.S. Small cap value	554	554	—
U.S. Small cap growth	554	554	—
International	1,118	1,118	—
Cash	1,592	1,592	—
Precious metals	345	345	—

Total	$18,337	$7,590	$10,747

	2014
		Quoted prices in active
	Total fair	markets for identical	Observable
	value	assets (Level 1)	inputs (Level 2)
Fixed income securities:
Intermediate - government	$1,468	$—	$1,468
Intermediate - corporate	3,342	—	3,342
Short-term - government	2,435	—	2,435
Short-term - corporate	3,700	—	3,700
Equity securities:
U.S. Large cap value	1,180	1,180	—
U.S. Large cap growth	1,173	1,173	—
U.S. Mid cap value	590	590	—
U.S. Mid cap growth	598	598	—
U.S. Small cap value	597	597	—
U.S. Small cap growth	611	611	—
International	1,098	1,098	—
Cash	1,712	1,712	—
Precious metals	368	368	—

Total	$18,872	$7,927	$10,945

Cash Flows—The Company expects to contribute approximately $1.0 million in 2016 to both its pension plans and to its healthcare and life insurance benefits plans.

The estimated benefit payments for each of the next five years and the five-year period thereafter are as follows:

	Pension	Healthcare and Life
	benefits	Insurance Benefits
2016	1,768	964
2017	1,768	913
2018	1,807	941
2019	1,812	918
2020	1,788	937
2021- 2024	8,680	4,598

Total	$17,623	$9,271

(12) Accrued Mining and Landfill Reclamation

The Company has asset retirement obligations arising from regulatory or contractual requirements to perform certain reclamation activities at the time that certain quarries and landfills are closed, which are primarily included in other noncurrent liabilities on the consolidated balance sheets. The current portion of the liabilities, $2.0 million and $1.6 million as of January 2, 2016 and December 27, 2014, respectively, is included in accrued and other liabilities on the consolidated balance sheets. The liabilities were initially measured at fair value and are subsequently adjusted for accretion expense, payments and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. The following table presents the activity for the asset retirement obligations for the years ended January 2, 2016 and December 27, 2014:

	2015	2014
Beginning balance	$18,310	$15,781
Acquired obligations	745	140
Change in cost estimate	907	2,233
Settlement of reclamation obligations	(689)	(1,178)
Additional liabilities incurred	60	463
Accretion expense	1,402	871

Ending balance	$20,735	$18,310

(13) Commitments and Contingencies

Litigation and Claims—The Company is party to certain legal actions arising from the ordinary course of business activities. In the opinion of management, these actions are without merit or the ultimate disposition resulting from them will not have a material effect on the Company’s financial condition, results of operations or liquidity. The Company records legal fees as incurred.

The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. (collectively, “Harper”) for the sellers’ ownership interests in a joint venture agreement. The Company has the rights to any benefits under the joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture has incurred significant losses on a highway project in Utah, which have resulted in requests for funding from the joint venture partners and ultimately from the Company. Through year-end 2015, the Company has funded $8.8 million, $4.0 million in 2012 and $4.8 million in 2011. In 2012 and 2011, the Company recognized losses on the indemnification agreement of $8.0 million and $1.9 million, respectively. As of year-end 2015 and 2014, an accrual of $4.3 million was recorded in other noncurrent liabilities as management’s best estimate of future funding obligations.

Environmental Remediation— The Company’s operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

Other—During the course of business, there may be revisions to project costs and conditions that can give rise to change orders. Revisions can also result in claims we might make against the customer or a subcontractor to recover project variances that have not been satisfactorily addressed through change orders with the customer. As of January 2, 2016 and December 27, 2014, unapproved change orders and claims were $1.2 million in accounts receivable and $3.9 million ($0.5 million in costs and estimated earnings in excess of billings, $1.2 million in accounts receivable and $2.2 million in other assets), respectively.

The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations, and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

(14) Related Party Transactions

Under the terms of a transaction and management fee agreement between Summit Holdings and Blackstone Management Partners L.L.C. (“BMP”), whose affiliates include controlling stockholders of the Company, BMP provided monitoring, advisory and consulting services to the Company through March 17, 2015. Under the terms of the agreement, BMP was permitted to assign, and had assigned, a portion of the fees to which it was entitled to Silverhawk Summit, L.P. and to certain other equity investors.

The management fee was calculated based on the greater of $300,000 or 2.0% of the Company’s annual consolidated profit, as defined in the agreement, and is included in general and administrative expenses. The Company incurred management fees totaling $1.0 million during the period between December 28, 2014 and March 17, 2015 and $4.4 million and $2.6 million in the years ended December 27, 2014 and December 28, 2013, respectively. During these periods, the Company paid immaterial amounts to Silverhawk Summit, L.P. and to other equity investors.

Also under the terms of the transaction and management fee agreement, BMP undertook financial and structural analysis, due diligence investigations, corporate strategy and other advisory services and negotiation assistance related to acquisitions for which the Company paid BMP transaction fees equal to 1.0% of the aggregate enterprise value of any acquired entity or, if such transaction was structured as an asset purchase or sale, 1.0% of the consideration paid for or received in respect of the assets acquired or disposed. The Company paid BMP $3.9 million during the year ended December 27, 2014 and immaterial amounts in 2013. During these periods, the Company paid immaterial amounts to Silverhawk Summit, L.P. and to other equity investors. The acquisition-related fees paid pursuant to this agreement are included in transaction costs.

In connection with the IPO, the transaction and management fee agreement with BMP was terminated on March 17, 2015 for a final payment of $13.8 million; $13.4 million was paid to affiliates of BMP and the remaining $0.4 million was paid to affiliates of Silverhawk Summit, L.P. and to certain other equity investors.

In addition to the transaction and management fees paid to BMP, the Company reimburses BMP for direct expenses incurred, which were not material in the years ended January 2, 2016, December 27, 2014 and December 28, 2013.

Blackstone Advisory Partners L.P., an affiliate of BMP, served as an initial purchaser of $22.5 million and $26.3 million of the 2023 Notes issued in November 2015 and July 2015, respectively and $5.75 million and $13.0 million principal amount of the 2020 Notes issued in September 2014 and January 2014, respectively, and received compensation in connection therewith. In addition, Blackstone Advisory Partners L.P. served as an underwriter of 1,681,875 shares of Class A common stock issued in connection with the August 2015 follow-on offering and received compensation in connection therewith.

On July 17, 2015, the Company purchased the Davenport Assets from Lafarge North America Inc. for a purchase price of $450.0 million in cash and a cement distribution terminal in Bettendorf, Iowa. At closing, $370.0 million of the purchase price was paid, and the remaining $80.0 million was paid on August 13, 2015. Summit Holdings entered into a commitment letter dated April 16, 2015, with Blackstone Capital Partners V L.P. (“BCP”) for equity financing up to $90.0 million in the form of a preferred equity interest (the “Equity Commitment Financing”), which would have been used to pay the $80.0 million deferred purchase price if other financing was not attained by December 31, 2015. For the Equity Commitment Financing, the Company paid a $1.8 million commitment fee to BCP for the year ended January 2, 2016.

Cement sales to companies owned by certain noncontrolling members of Continental Cement were approximately $1.4 million, $14.3 million, and $12.7 million for the period between December 28, 2014 and March 17, 2015 and the years ended December 27, 2014 and December 28, 2013, respectively, and accounts receivable due from these parties were approximately $1.2 million as of December 27, 2014.

In the year ended December 27, 2014, the Company sold certain assets associated with the production of concrete blocks, including inventory and equipment, to a related party for $2.3 million.

(15) Acquisition-Related Liabilities

A number of acquisition-related liabilities have been recorded subject to terms in the relevant purchase agreements, including deferred consideration and noncompete payments. Noncompete payments have been accrued where certain former owners of newly acquired companies have entered into standard noncompete arrangements. Subject to terms and conditions stated in these noncompete agreements, payments are generally made over a five-year period. Deferred consideration is purchase price consideration paid in the future as agreed to in the purchase agreement and is not contingent on future events. Deferred consideration is scheduled to be paid in years ranging from 5 to 20 years in either monthly, quarterly or annual installments. The remaining payments due under these noncompete and deferred consideration agreements are as follows:

2016	13,240
2017	10,200
2018	9,660
2019	5,195
2020	4,728
Thereafter	11,541

Total scheduled payments	54,564
Present value adjustments	(12,845)

Total noncompete obligations and deferred consideration	$41,719

Accretion on the deferred consideration and noncompete obligations is recorded in interest expense.

(16) Supplemental Cash Flow Information

Supplemental cash flow information for the years ended January 2, 2016, December 27, 2014 and December 28, 2013 was as follows:

	2015	2014	2013
Cash payments:
Interest	$89,102	$64,097	$52,001
Income taxes	1,685	1,361	4,567
Non cash financing activities:
Purchase of noncontrolling interest in Continental Cement	$(64,102)	$—	$—

(17) Leasing Arrangements

Rent expense, which primarily relate to land, plant and equipment, during the years ended January 2, 2016, December 27, 2014 and December 28, 2013 was $12.1 million, $5.5 million and $4.0 million, respectively. The Company has lease agreements associated with quarry facilities under which royalty payments are made. The payments are generally based on tons sold in a particular period; however, certain agreements have minimum annual payments. Royalty expense recorded in cost of revenue during the years ended January 2, 2016, December 27, 2014 and December 28, 2013 was $12.6 million, $9.0 million and $4.5 million, respectively. Minimum contractual commitments for the subsequent five years under long-term operating leases and under royalty agreements are as follows:

	Operating Leases	Royalty Agreements
2016	$6,280	$3,963
2017	5,050	4,828
2018	3,609	4,438
2019	2,915	4,085
2020	2,031	3,871

(18) Redeemable Noncontrolling Interest

On March 17, 2015, upon the consummation of the IPO and the transactions contemplated by a contribution and purchase agreement entered into with the holders of all of the outstanding Class B Units of Continental Cement, Continental Cement became a wholly-owned indirect subsidiary of the Company. The noncontrolling interests of Continental Cement were acquired for aggregate consideration of $64.1 million, consisting of $35.0 million of cash, 1,029,183 shares of Summit Inc.’s Class A common stock and $15.0 million aggregate principal amount of non-interest bearing notes payable in six annual installments of $2.5 million, beginning on March 17, 2016.

Prior to the March 17, 2015 purchase of the noncontrolling interest, the Company owned 100 Class A Units of Continental Cement, which represented an approximately 70% economic interest and had a preference in liquidation to the Class B Units. Continental Cement issued 100,000,000 Class B Units in May 2010, which remained outstanding until March 17, 2015 and represented an approximately 30% economic interest.

(19) Employee Long Term Incentive Plan

In connection with the IPO in March 2015, the limited partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by creating the LP Units. Immediately following the Reclassification, 69,007,297 LP Units were outstanding, which were reclassified from the previously issued Class A-1, Class B-1, Class C, Class D-1 and Class D-2 units. The Class A-1, Class B-1 and Class C units were fully vested as of the Reclassification date. A portion, but not all, of the Class D-1 and D-2 units were vested. As of their respective grant date, approximately half of the Class D-1 units were subject to a vesting period of five years (“time-vesting interests”), 20% on the first anniversary of the grant date and the remaining 80% vested monthly over a period of four years following the first anniversary date. Approximately half of the D-1 units and all of the D-2 units vested upon Summit Holdings’ investors achieving certain investment returns (“performance-vesting interests”). The fair value of the time-vesting Class D units granted in 2014 and 2013 totaled $0.6 million and $1.6 million, respectively. The weighted-average grant-date fair value in 2014 and 2013 was $1,368, and $2,786, respectively.

As of the Reclassification date, there were 2,098,421 LP Units issued consistent with the original terms of the time-vesting interests, of which 575,256 were not fully vested, and 2,425,361 LP Units issued consistent with the original terms of the performance-vesting interests.

In addition, in substitution for part of the economic benefit of the Class C and Class D interests that was not reflected in the conversion of such interests to LP Units, warrants were issued to holders of Class C interests to purchase an aggregate of 160,333 shares of Class A common stock, and options were issued to holders of Class D interests to purchase an aggregate of 4,358,842 shares of Class A common stock (“leverage restoration options”). The exercise price of the warrants and leverage restoration options is the IPO price of $18.00 per share. In conjunction with the Reclassification of the equity-based awards, the Company recognized a $14.5 million modification charge in general and administrative costs.

The leverage restoration options were granted under the Summit Materials, Inc. 2015 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) and vest over four years at a rate of 25% of the award on each of the first four anniversaries, subject to the employee’s continued employment through the applicable vesting date, beginning on the Reclassification date. The leverage restoration options that correlate to performance-vesting interests vest only when both the relevant return multiple is achieved and the four year time-vesting condition is satisfied.

In conjunction with the IPO, the Company also granted 240,000 options to purchase shares of Class A common stock under the Omnibus Incentive Plan to certain employees some of whom had not previously been granted equity-based interests. These stock options have an exercise price of $18.00 per share and vest over four years at a rate of 25% of the award on each of the first four anniversaries, subject to the employee’s continued employment through the applicable vesting date, beginning on the Reclassification date.

In addition, 10,000 restricted stock units were granted in 2015, which vest over four years at a rate of 25% of the award on each of the first four anniversaries, subject to the employee’s continued employment through the applicable vesting date. The fair value of restricted stock units is determined based on the closing stock price of Summit Inc.’s Class A common shares on the date of grant.

The outstanding warrants, restricted stock units and options granted have a ten year contractual term at which point any unexercised awards are cancelled. As of January 2, 2016, 4,550,061 awards have been granted under the Omnibus Incentive Plan of the 13,500,000 shares of Class A common stock authorized for issuance. The following table summarizes information for the equity awards granted in 2015:

	LP Units		Warrants
	Number of units	Weighted average fair value per unit	Number of warrants	Weighted average grant- date fair value per unit
Beginning balance - December 27, 2014	—	$—	—	$—
LP Unit Reclassification(1)	1,523,165	18.00	—	—
Granted	—	—	160,333	18.00
Vested	253,829	18.00	—	—
Forfeited	(22,644)	18.00	—	—

Balance - January 2, 2016	1,754,350	$18.00	160,333	$18.00

LP Units exercisable	1,754,350	20.04

(1)	In conjunction with the reclassification, the Class D interests were converted to LP Units. This amount reflects the reclassification of the vested Class D interests.

	Options		Restricted Stock Units
	Number of options	Weighted average grant- date fair value per unit	Number of restricted stock units	Weighted average grant- date fair value per unit
Beginning balance - December 27, 2014	—	$—	—	$—
Granted	2,300,314	9.00	10,000	23.79
Forfeited	(34,730)	8.95	—	—

Balance - January 2, 2016	2,265,584	$9.00	10,000	$23.79

The fair value of the time-vesting options granted in 2015 was estimated as of the grant date using the Black-Scholes-Merton model, which requires the input of subjective assumptions, including the expected volatility and the expected term. The fair value of the Class D units granted in 2014 and 2013 was estimated as of the grant date using Monte Carlo simulations, which requires the input of subjective assumptions, including the expected volatility and the expected term. The following table presents the weighted average assumptions used to estimate the fair value of grants in 2015, 2014 and 2013:

	2015	2014	2013
Class D Units
Risk-free interest rate	1.68% - 1.92%	0.50% - 0.68%	0.50%
Dividend yield	None	None	None
Volatility	50%	58%	58%
Expected term	7 - 10 years	3 - 4 years	4 years

The risk-free rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period approximating the expected term. As Summit Holdings has not historically and does not plan to issue regular dividends, a dividend yield of zero was used. The volatility assumption is based on reported data of a peer group of publically traded companies for which historical information was available adjusted for the Company’s capital structure. The expected term is based on expectations about future exercises and represents the period of time that the units granted are expected to be outstanding.

Compensation expense for time-vesting interests granted is based on the grant date fair value. The Company recognizes compensation costs on a straight-line basis over the service period, which is generally the vesting period of the award. A forfeiture rate assumption is factored into the compensation cost based on historical forfeitures. Compensation expense for performance-vesting interests would be recognized based on the grant date fair value. However, no compensation expense has been recognized for the performance-vesting interests, as management does not believe it is currently probable that certain investment returns, the performance criteria, will be achieved.

Share-based compensation expense, which is recognized in general and administrative expenses, totaled $19.9 million, $2.2 million and $2.3 million in the years ended January 2, 2016, December 27, 2014 and December 28, 2013, respectively. As of January 2, 2016, unrecognized compensation cost totaled $12.3 million. The weighted average remaining contractual term over which the unrecognized compensation cost is to be recognized is 3.1 years as of year-end 2015.

(20) Segment Information

The Company has three operating segments: the West; East; and Cement segments, which are its reportable segments. These segments are consistent with the Company’s management reporting structure. In the fourth quarter of 2015, we reorganized the operations and management reporting structure of our cement business and East segment operations, resulting in a change to our reportable business segments. We now conduct our cement business separate from our regional segments. As a result, the cement business is a reportable business segment. In addition, we have combined the materials-based businesses centered in Kansas and Missouri with the Kentucky-based operations, creating an expanded East segment and eliminating what was the Central region. These changes did not affect the West segment. Amounts in prior periods have been revised to reflect the current reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, the Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of its segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, goodwill impairment, management fees, as well as various other non-recurring, non-cash amounts.

The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of and for the years ended January 2, 2016, December 27, 2014 and December 28, 2013:

	2015	2014	2013
Revenue:
West	$804,503	$665,716	$426,195
East	432,310	432,942	398,302
Cement	195,484	105,573	91,704

Total revenue	$1,432,297	$1,204,231	$916,201

	2015	2014	2013
Adjusted EBITDA
West	$150,764	$102,272	$42,300
East	92,303	73,822	67,146
Cement	74,845	35,133	36,647
Corporate and other	(30,384)	(22,194)	(16,046)

Total reportable segments and corporate	287,528	189,033	130,047
Interest expense	83,757	86,742	56,443
Depreciation, depletion and amortization	118,321	86,955	72,217
Accretion	1,402	871	717
Initial public offering costs	28,296	—	—
Loss on debt financings	71,631	—	3,115
Goodwill impairment	—	—	68,202
Acquisition transaction expenses	9,519	8,554	3,990
Management fees and expenses	1,046	4,933	2,620
Non-cash compensation	5,448	2,235	2,315
(Gain) loss on disposal and impairment of assets	(16,561)	8,735	12,419
Other	2,991	3,344	13,807

Loss from continuing operations before taxes	$(18,322)	$(13,336)	$(105,798)

	2015	2014	2013
Cash paid for capital expenditures:
West	$39,896	$31,968	$21,856
East	26,268	23,702	15,189
Cement	17,151	15,959	25,594

Total reportable segments	83,315	71,629	62,639
Corporate and other	5,635	4,533	3,360

Total capital expenditures	$88,950	$76,162	$65,999

	2015	2014	2013
Depreciation, depletion, amortization and accretion:
West	$53,727	$33,271	$24,167
East	38,923	38,035	36,489
Cement	24,758	15,052	11,812

Total reportable segments	117,408	86,358	72,468
Corporate and other	2,315	1,468	466

Total depreciation, depletion, amortization and accretion	$119,723	$87,826	$72,934

	2015	2014	2013
Total assets:
West	$821,479	$771,234	$376,190
East	545,187	553,843	482,380
Cement	843,941	364,351	361,079

Total reportable segments	2,210,607	1,689,428	1,219,649
Corporate and other	184,555	23,225	14,765

Total	$2,395,162	$1,712,653	$1,234,414

	2015	2014	2013
Revenue by product:*
Aggregates	$296,960	$227,885	$159,508
Cement	181,901	94,402	80,757
Ready-mixed concrete	350,554	274,970	112,878
Asphalt	292,193	278,867	220,060
Paving and related services	504,459	530,297	478,280
Other	(193,770)	(202,190)	(135,282)

Total revenue	$1,432,297	$1,204,231	$916,201

*	Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

(21) Senior Notes’ Guarantor and Non-Guarantor Financial Information

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the 2020 Notes and the 2023 Notes (collectively, the “Senior Notes”). Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Wholly-owned Guarantors and the Non-Guarantors. On March 17, 2015, the noncontrolling interests of Continental Cement were purchased resulting in Continental Cement being a wholly-owned indirect subsidiary of Summit LLC. Continental Cement’s results of operations and cash flows are reflected with the Guarantors for the year ended January 2, 2016. In 2014, Continental Cement’s results are shown separately as a Non Wholly-owned Guarantor.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets

January 2, 2016

	Issuers	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$180,712	$4,068	$12,208	$(11,600)	$185,388
Accounts receivable, net	1	136,916	8,681	(54)	145,544
Intercompany receivables	562,311	114,402	10,670	(687,383)	—
Cost and estimated earnings in excess of billings	—	5,389	301	—	5,690
Inventories	—	126,553	3,529	—	130,082
Other current assets	764	3,306	737	—	4,807

Total current assets	743,788	390,634	36,126	(699,037)	471,511
Property, plant and equipment, net	10,355	1,232,340	26,311	—	1,269,006
Goodwill	—	550,028	46,369	—	596,397
Intangible assets, net	—	13,797	1,208	—	15,005
Other assets	1,840,889	130,992	2,288	(1,930,926)	43,243

Total assets	$2,595,032	$2,317,791	$112,302	$(2,629,963)	$2,395,162

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$—	$—	$—	$6,500
Current portion of acquisition-related liabilities	1,400	16,684	—	—	18,084
Accounts payable	2,138	74,111	5,202	(54)	81,397
Accrued expenses	40,437	62,217	1,888	(11,600)	92,942
Intercompany payables	122,174	562,537	2,672	(687,383)	—
Billings in excess of costs and estimated earnings	—	12,980	101	—	13,081

Total current liabilities	172,649	728,529	9,863	(699,037)	212,004
Long-term debt	1,273,652	—	—	—	1,273,652
Acquisition-related liabilities	—	31,028	—	—	31,028
Other noncurrent liabilities	1,292	197,484	56,703	(155,293)	100,186

Total liabilities	1,447,593	957,041	66,566	(854,330)	1,616,870
Redeemable noncontrolling interest	—	—	—	—	—
Redeemable members’ interest	—	—	—	—	—
Total stockholder’s equity	1,147,439	1,360,750	45,736	(1,775,633)	778,292

Total liabilities, redeemable noncontrolling interest and member’s interest	$2,595,032	$2,317,791	$112,302	$(2,629,963)	$2,395,162

Condensed Consolidating Balance Sheets

December 27, 2014

	Issuers	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$10,837	$2	$695	$8,793	$(7,112)	$13,215
Accounts receivable, net	1	6,629	124,380	11,525	(1,233)	141,302
Intercompany receivables	376,344	4,095	30,539	4,052	(415,030)	—
Cost and estimated earnings in excess of billings	—	—	9,819	355	—	10,174
Inventories	—	8,696	98,188	4,669	—	111,553
Other current assets	7,148	464	8,471	1,775	(1,853)	16,005

Total current assets	394,330	19,886	272,092	31,169	(425,228)	292,249
Property, plant and equipment, net	7,035	302,524	610,717	30,325	—	950,601
Goodwill	—	23,124	340,969	55,177	—	419,270
Intangible assets, net	—	542	14,245	2,860	—	17,647
Other assets	1,151,554	25,233	111,155	1,362	(1,256,418)	32,886

Total assets	$1,552,919	$371,309	$1,349,178	$120,893	$(1,681,646)	$1,712,653

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest
Current liabilities:
Current portion of debt	$5,275	$1,273	$3,990	$—	$(5,263)	$5,275
Current portion of acquisition-related liabilities	166	—	18,236	—	—	18,402
Accounts payable	3,655	6,845	65,018	4,569	(1,233)	78,854
Accrued expenses	37,101	10,178	59,477	3,705	(8,965)	101,496
Intercompany payables	162,728	4,052	245,416	2,834	(415,030)	—
Billings in excess of costs and estimated earnings	—	—	8,931	27	—	8,958

Total current liabilities	208,925	22,348	401,068	11,135	(430,491)	212,985
Long-term debt	1,057,992	153,318	466,292	—	(633,917)	1,043,685
Acquisition-related liabilities	—	—	42,736	—	—	42,736
Other noncurrent liabilities	796	24,787	64,312	57,736	(55,107)	92,524

Total liabilities	1,267,713	200,453	974,408	68,871	(1,119,515)	1,391,930
Redeemable noncontrolling interest	—	—	—	—	33,740	33,740
Redeemable members’ interest	—	34,543	—	—	(34,543)	—
Total partner’s interest	285,206	136,313	374,770	52,022	(561,328)	286,983

Total liabilities, redeemable noncontrolling interest and member’s interest	$1,552,919	$371,309	$1,349,178	$120,893	$(1,681,646)	$1,712,653

Condensed Consolidating Statements of Operations and Comprehensive Loss

Year ended January 2, 2016

	Issuers	Guarantors	Non- Guarantors	Eliminations	Consolidated

Revenue	$—	$1,364,622	$100,360	$(32,685)	$1,432,297

Cost of revenue (excluding items shown separately below)	—	958,527	64,803	(32,685)	990,645
General and administrative expenses	73,555	107,282	6,451	—	187,288
Depreciation, depletion, amortization and accretion	2,316	112,166	5,241	—	119,723

Operating (loss) income	(75,871)	186,647	23,865	—	134,641
Other (income) expense, net	(107,275)	9,555	294	166,632	69,206
Interest expense	27,222	52,970	3,565	—	83,757

Income from continuing operations before taxes	4,182	124,122	20,006	(166,632)	(18,322)
Income tax benefit (expense)	—	(18,664)	401	—	(18,263)

Income from continuing operations	4,182	142,786	19,605	(166,632)	(59)
Income from discontinued operations	—	(2,415)	—	—	(2,415)

Net income	4,182	145,201	19,605	(166,632)	2,356
Net income attributable to minority interest	—	—	—	(1,826)	(1,826)

Net income attributable to member of Summit Materials, LLC	$4,182	$145,201	$19,605	$(164,806)	$4,182

Comprehensive income attributable to member of Summit Materials, LLC	$(8,738)	$146,380	$5,506	$(151,886)	$(8,738)

Condensed Consolidating Statements of Operations and Comprehensive Loss

Year ended December 27, 2014

	Issuers	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated

Revenue	$—	$94,402	$1,065,590	$72,172	$(27,933)	$1,204,231

Cost of revenue (excluding items shown separately below)	—	67,951	796,078	51,064	(27,933)	887,160
General and administrative expenses	30,736	6,763	119,250	2,537	—	159,286
Depreciation, depletion, amortization and accretion	1,468	14,500	70,116	1,742	—	87,826

Operating (loss) income	(32,204)	5,188	80,146	16,829	—	69,959
Other expense (income), net	(53,827)	(14,444)	(6,687)	(3)	71,514	(3,447)
Interest expense	31,827	11,608	51,248	1,172	(9,113)	86,742

(Loss) income from continuing operations before taxes	(10,204)	8,024	35,585	15,660	(62,401)	(13,336)
Income tax (benefit) expense	(1,427)	—	(5,766)	210	—	(6,983)

(Loss) income from continuing operations	(8,777)	8,024	41,351	15,450	(62,401)	(6,353)
Income from discontinued operations	—	—	(71)	—	—	(71)

Net (loss) income	(8,777)	8,024	41,422	15,450	(62,401)	(6,282)
Net loss attributable to noncontrolling interest	—	—	—	—	2,495	2,495

Net (loss) income attributable to member of Summit Materials, LLC	$(8,777)	$8,024	$41,422	$15,450	$(64,896)	$(8,777)

Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(18,278)	2,759	$41,422	$9,634	$(53,815)	$(18,278)

Condensed Consolidating Statements of Operations and Comprehensive Loss

Year ended December 28, 2013

	Issuers	Non-Wholly-owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated

Revenue	$—	$80,759	$807,921	$41,910	$(14,389)	$916,201

Cost of revenue (excluding items shown separately below)	—	55,241	611,799	24,401	(14,389)	677,052
General and administrative expenses	7,241	7,673	129,768	1,308	—	145,990
Goodwill impairment	—	—	68,202	—
Depreciation, depletion, amortization and accretion	465	11,378	60,078	1,013	—	72,934

Operating (loss) income	(7,706)	6,467	(61,926)	15,188	—	(47,977)
Other expense (income), net	99,085	(3,737)	(3,410)	274	(90,834)	1,378
Interest expense	—	10,702	49,591	382	(4,232)	56,443

(Loss) income from continuing operations before taxes	(106,791)	(498)	(108,107)	14,532	95,066	(105,798)
Income tax benefit	—	—	(2,647)	—	—	(2,647)

(Loss) income from continuing operations	(106,791)	(498)	(105,460)	14,532	95,066	(103,151)
Loss from discontinued operations	—	—	528	—	—	528

Net (loss) income	(106,791)	(498)	(105,988)	14,532	95,066	(103,679)
Net income attributable to noncontrolling interest	—	—	—	—	3,112	3,112

Net (loss) income attributable to member of Summit Materials, LLC	$(106,791)	$(498)	$(105,988)	$14,532	$91,954	$(106,791)

Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(106,791)	3,909	$(105,988)	$14,532	$90,632	$(103,706)

Condensed Consolidating Statements of Cash Flows

For the year ended January 2, 2016

	Issuers	Guarantors	Non- Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(276,104)	$356,187	$18,287	$(167)	$98,203

Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(510,017)	—	—	(510,017)
Purchase of property, plant and equipment	(5,636)	(81,980)	(1,334)	—	(88,950)
Proceeds from the sale of property, plant, and equipment	—	12,945	165	—	13,110
Other	—	1,510	—	—	1,510

Net cash used for investing activities	(5,636)	(577,542)	(1,169)	—	(584,347)

Cash flow from financing activities:
Proceeds from investment by member	(155,060)	662,826	—	—	507,766
Capital issuance costs	(12,930)	—	—	—	(12,930)
Net proceeds from debt issuance	1,748,875	—	—	—	1,748,875
Loans received from and payments made on loans from other Summit Companies	(208,459)	226,703	(12,700)	(5,544)	—
Payments on long-term debt	(859,796)	(646,746)	—	1,056	(1,505,486)
Payments on acquisition-related liabilities	(166)	(17,890)	—	—	(18,056)
Financing costs	(14,246)	—	—	—	(14,246)
Distributions	(46,603)	—	—	—	(46,603)
Other	—	(167)	—	167	—

Net cash provided by (used for) financing activities	451,615	224,726	(12,700)	(4,321)	659,320

Impact of cash on foreign currency	—	—	(1,003)	—	(1,003)
Net increase (decrease) in cash	169,875	3,371	3,415	(4,488)	172,173

Cash and cash equivalents — Beginning of period	10,837	697	8,793	(7,112)	13,215

Cash and cash equivalents — End of period	$180,712	$4,068	$12,208	$(11,600)	$185,388

Condensed Consolidating Statements of Cash Flows

For the year ended December 27, 2014

	Issuers	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(40,964)	$11,776	$102,219	$8,207	$(2,000)	$79,238

Cash flow from investing activities:
Acquisitions, net of cash acquired	(181,754)	—	(216,100)	—	—	(397,854)
Purchase of property, plant and equipment	(4,534)	(14,941)	(55,222)	(1,465)	—	(76,162)
Proceeds from the sale of property, plant, and equipment	—	—	13,134	232	—	13,366
Other	—	(1,387)	(597)	—	1,354	(630)

Net cash (used for) provided by investing activities	(186,288)	(16,328)	(258,785)	(1,233)	1,354	(461,280)

Cash flow from financing activities:
Proceeds from investment by member	27,617	—	—	1,354	(1,354)	27,617
Net proceeds from debt issuance	762,250	—	—	—	—	762,250
Loans received from and payments made on loans from other Summit Companies	(170,915)	5,338	173,166	(3,017)	(4,572)	—
Payments on long-term debt	(380,065)	(793)	(8,412)	—	—	(389,270)
Payments on acquisition-related liabilities	(2,000)	—	(8,935)	—	—	(10,935)
Financing costs	(9,085)	—	—	—	—	(9,085)
Other	(88)	—	(2,000)	—	2,000	(88)

Net cash provided by (used for) financing activities	227,714	4,545	153,819	(1,663)	(3,926)	380,489

Impact of cash on foreign currency	—	—	—	(149)	—	(149)
Net increase (decrease) in cash	462	(7)	(2,747)	5,162	(4,572)	(1,702)

Cash and cash equivalents — Beginning of period	10,375	9	3,442	3,631	(2,540)	14,917

Cash and cash equivalents — End of period	$10,837	$2	$695	$8,793	$(7,112)	$13,215

Condensed Consolidating Statements of Cash Flows

For the year ended December 28, 2013

	Issuers	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(232)	$9,003	$44,746	$12,895	$—	$66,412

Cash flow from investing activities:
Acquisitions, net of cash acquired	—	—	(61,601)	—	—	(61,601)
Purchase of property, plant and equipment	(3,359)	(24,896)	(36,629)	(1,115)	—	(65,999)
Proceeds from the sale of property, plant, and equipment	—	3	16,020	62	—	16,085
Other	—	—	—	—	—	—

Net cash used for investing activities	(3,359)	(24,893)	(82,210)	(1,053)	—	(111,515)

Cash flow from financing activities:
Net proceeds from debt issuance	234,681	—	—	—	—	234,681
Loans received from and payments made on loans from other Summit Companies	(29,121)	15,502	19,726	(8,891)	2,784	—
Payments on long-term debt	(188,424)	—	—	—	—	(188,424)
Payments on acquisition-related liabilities	—	—	(9,801)	—	—	(9,801)
Financing costs	(3,864)					(3,864)
Other	(3)	—	—	—	—	(3)

Net cash provided by (used for) financing activities	13,269	15,502	9,925	(8,891)	2,784	32,589

Net increase (decrease) in cash	9,678	(388)	(27,539)	2,951	2,784	(12,514)

Cash and cash equivalents — Beginning of period	697	397	30,981	680	(5,324)	27,431

Cash and cash equivalents — End of period	$10,375	$9	$3,442	$3,631	$(2,540)	$14,917

(22) Supplementary Data (Unaudited)

Supplemental financial information (unaudited) by quarter is as follows for the years ended January 2, 2016 and December 27, 2014:

	2015				2014
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net revenue	$359,532	$426,286	$329,009	$175,139	$294,040	$348,136	$292,410	$136,019
Operating income (loss)	67,990	83,357	42,300	(59,006)	23,307	47,749	33,922	(35,019)
Income (loss) from continuing operations	46,106	34,106	(434)	(79,837)	4,753	28,110	13,832	(53,048)
Net income (loss)	47,706	34,163	324	(79,837)	4,468	28,117	14,201	(53,068)

(23) Subsequent Events

In February 2016, the Company acquired American Materials Company, an aggregates company headquartered in Wilmington, NC. The acquisition expanded the Company’s geographic reach into the consolidated, high-growth coastal North and South Carolina markets through five strategically positioned sand and gravel operations.